Exhibit 99.1
Sify Reports Delay in Filing 2010 Annual Report Caused By Incomplete Audit Results From
Minority-Owned Venture
Chennai, Friday, 15th October, 2010: Sify Technologies Limited (NASDAQ Global Markets: SIFY) today announced that it will be unable to file audited financial statements for its fiscal year ended March 31, 2010 at this time due to incomplete audit results from MF Global Sify Securities India Private Limited (“MF Global Sify Securities”). Sify has a 29.85% minority interest in MF Global Sify Securities. MF Global Sify Securities provides intermediary and matched principal brokering services. It also offers online and offline equity and derivatives trading for retail customers, as well as execution and clearing services for financial institutions. MF Global Holdings Ltd., through a subsidiary, holds the remaining 70.15% interest in the company.
Sify has disputed certain recorded cross charges of corporate expenses made by MF Global Holdings Ltd., and affiliated entities, to MF Global Sify Securities and believes the charges, and various related actions, violate a shareholders’ agreement among the parties. As a result of the ongoing dispute, MF Global Sify Securities has advised Sify that its auditors are unable to issue an unqualified report on its March 31, 2010 financial statements.
Sify’s interest in MF Global Sify Securities is accounted for using the International Financial Reporting Standards equity method of accounting under which Sify generally is obligated to report as “share of profit of equity accounted investee” a pro rata portion of the net income after tax of any such company in its statement of operations. Sify’s auditors do not audit the consolidated financial statements of MF Global Sify Securities and its opinion, insofar as it relates to the amounts included in Sify’s financial statements for MF Global Sify Securities, is based solely on the report of MF Global Sify Securities’ auditors. As a result, Sify’s auditors cannot issue an unqualified report at this time.
Sify is in discussions with MF Global Holdings Ltd. seeking to resolve this matter and intends to file its Annual Report on Form 20-F for the fiscal year ended March 31, 2010, as soon as practicable. Sify reported its unaudited financial results for the fiscal year ended March 31, 2010 in a press release dated April 23, 2010.
About Sify Technologies
Sify is among the largest Managed Enterprise and Consumer Internet Services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common telecom data network infrastructure reaching more than 600 cities and towns in India. A significant part of the company’s revenue is derived from Corporate Services, which include corporate connectivity, network and communications solutions, security, network management services, enterprise applications and hosting. Sify is a recognized ISO 9001:2008 certified service provider for network operations, data center operations and customer support, and for provisioning of VPNs, Internet bandwidth, VoIP solutions and integrated security solutions, and ISO / IEC 20000 — 1:2005 certified for Internet Data Center operations. Sify has licenses to operate NLD (National Long Distance) and ILD (International Long Distance) services and offers VoIP back haul to long distance subscriber telephony services. The company is India’s first enterprise managed services provider to launch a Security Operations Center (SOC) to deliver managed security services. A host of blue chip customers use Sify’s corporate service offerings.

Sify also caters to global markets in the specialized domains of eLearning Services and Remote Infrastructure Management Services. The eLearning Services designs, develops and delivers state-of-the-art digital learning solutions for non-profit, for-profit organizations and governmental organizations in the fields of Information technology, engineering, environment, healthcare, education and finance. The Remote Infrastructure Management Services provides dependable and economical solutions around managed services, hosting and monitoring. Consumer services include broadband home access and the ePort cyber café chain across more than 200 cities and towns in India. Sify.com, the popular consumer portal, has channels on news, entertainment, finance, sports, games and shopping. Samachar.com is the popular portal aimed at non-resident Indians around the globe. The site’s content is available in 8 Indian languages, which include Hindi, Malayalam, Telugu, Kannada and Tamil, Punjabi and Gujarati in addition to English.
For more information about Sify, visit www.sifycorp.com.
Forward Looking Statements
Sify: This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements. For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risk Factors” in the company’s report on Form 6-K for the quarter ended September 30, 2009, which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov.
For further information, please contact:

Sify Technologies Limited	Grayling Investor Relations
Mr. Praveen Krishna	Ms. Trúc Nguyen (ext. 418)
Corporate Communications	Mr. Christopher Chu (ext. 426)
+91 44 22540777 (extn.2055)	+1-646-284-9400
praveen.krishna@sifycorp.com	truc.nguyen@grayling.com
Mr. Pijush Das	christopher.chu@grayling.com
Investor Relations
+91-44-2254-0777 (ext. 2703)
pijush.das@sifycorp.com